Exhibit 99.2
China Hydroelectric Corporation to Host Year-end 2009 and First Quarter 2010 Earnings Conference Call on May 13, 2010 at 8:00 a.m. EDT
NEW YORK, May 6 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHC-WS) (“China Hydroelectric” or the “Company”), a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced today it will release its year-end 2009 and First Quarter 2010 results on Wednesday, May 12, 2010 after the market close. In conjunction, the Company will host a conference call to discuss these results on Thursday, May 13, 2010.
The conference call will take place at 8:00 a.m. EDT on Thursday, May 13, 2010. Interested participants should call 1-877-941-4778 when calling within the United States or 1-480-629-9763 when calling internationally (pass code 4298678).
A playback will be available through May 27, 2010. To listen, please call 1-800-406-7325 within the United States or 1-303-590-3030 when calling internationally. Utilize the pass code 4298678 for the replay.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties by clicking on this link: http://viavid.net/dce.aspx?sid=0000752B, or visiting http://www.viavid.net.
About China Hydroelectric Corporation
China Hydroelectric Corporation (“CHC” or the “Company”) is a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify and evaluate acquisition and development opportunities and acquire, and in some cases construct, small hydroelectric power plants in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns thirteen operating hydropower projects (consisting of sixteen operating stations) in China with total installed capacity of 396 MW. These projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.
For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.
Cautionary Note Regarding Forward-looking Statements:
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to our business strategies and plan of operations, our ability to acquire hydroelectric assets, our capital expenditure and funding plans, our operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on our current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, our relationship with and other conditions affecting the power grids we service, our production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of our cost-control measures, our liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting our operations that are set forth in our Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in our future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information, please contact:
Company:
China Hydroelectric Corporation
Mary Fellows, EVP and Secretary
Phone: +1-860-435-7000
Email: mfellows@chinahydroelectric.com
Investor Relations:
HC International, Inc.
Scott Powell
Phone: +1-917-721-9480
Email: scott.powell@hcinternational.net
Web: http://www.hcinternational.net